May 1, 2007


By facsimile to (612) 371-3207 and U.S. Mail


Mr. Jim McClendon
Manager and Chair
Ozark Ethanol, LLC
300 West Kneeland Street
Liberal, MO 64762

Re:	Ozark Ethanol, LLC
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed April 12, 2007
File No. 333-139657

Dear Mr. McClendon:

	We reviewed the filing and have the comments below.

General

1. We note the revised disclosure on page 5 and elsewhere in response to prior comment 8 that if Ozark Ethanol meets specified targets by
July 2007, Ozark Ethanol expects to complete construction of the plant in 18 months and begin production by February 2009 or earlier if possible. Please revise the disclosure in the second paragraph on pages 41 and 55 which currently discuss your activities only through the fourth quarter of 2006 to reflect this schedule.

2. Revised disclosure on the registration statement`s facing page indicates that Ozark Ethanol is offering up to 40 million class A limited liability company units. Thus, Ozark Ethanol will have 42,700,000 units rather than 32,700,000 units issued and outstanding if it sells the maximum number of units offered in this offering. Please revise the disclosure on pages 3, 42, and 129 to reflect this fact.
3.
Revised disclosure in the dilution section on page 34 indicates that:

* Current holders will realize an immediate average increase of
$1.07
per unit in the net tangible book value of their units if the minimum number of units offered is sold and an average increase of $1.21 per unit if the maximum number of units offered is sold.

* Purchasers of units n this offering will realize an immediate dilution of at least $0.23 per unit in the net tangible book value of their units if the minimum number of units offered is sold and a dilution of at least $0.09 per unit if the maximum number of units is sold.

Please revise the second risk factor on page 12 to conform to the revised disclosure in the dilution section.

Statements of Changes in Members` Equity, page F-14

4. We have reviewed your response to prior comment 12. We note that you have added the dates of each issuance to your statement of changes in members` equity as required by paragraph 11(d)(1) of SFAS
7. For each unit issuance please also indicate the nature of the consideration received. Issuances for different types of consideration are most clearly presented as separate line items. Please refer to paragraph 11(d)(3) of SFAS 7.

Note 1.  Summary of Significant Accounting Policies, page F-7

Unit Based Compensation, page F-8

5. We have reviewed your response to prior comment 14. Please tell us about the factors that caused the fair value of your member units to increase from $1.00 as of August 31, 2006 to the proposed IPO price of $2.00. Where applicable, please identify and quantify significant events that contributed to changes in the fair value of your units.

6. Please also provide us a copy of the valuation report. Please tell us whether the report represents a contemporaneous or retrospective valuation.

7. Please tell us whether any purchasers of the units issued in the private placement memorandum were related parties.


Note 3.  Grant Income, page F-9

8. We have reviewed your response to prior comment 15. Typically, in circumstances where pre-existing grants relate to current period expenses they are reflected as reductions in the related expenses in the period in which they are reported. A gross presentation is not typically used in these circumstances. Please revise your presentation, or tell us why you believe that your current presentation is consistent with GAAP.

Exhibit 8.1

9. We note your response to prior comment 18. Please file a new opinion immediately before the registration statement`s effectiveness. You may not file the tax opinion by post-effective amendment to the registration statement.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Ozark Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ozark Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ozark Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Ozark Ethanol requests acceleration of the registration statement`s effectiveness, Ozark Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ozark Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Ozark Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ozark Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
   Assistant Director

cc:	Joe R. Thompson, Esq.
	Dean R. Edstrom, Esq.
	Lindquist & Vennum PLLP
	4200 IDS Center, 80 South 8th Street
	Minneapolis, MN 55402



Mr. Jim McClendon
May 1, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE